

April 29, 2015

<u>Via E-mail</u>
Steven Paladino
Chief Financial Officer
Henry Schein Inc.
135 Duryea Road
Melville NY 11747

**Re: Henry Schein Inc.
        Form 10-K for the Fiscal Year Ended December 27, 2014
        Filed February 11, 2015
        File No. 0-27078**

Dear Mr. Paladino:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining